UNITED  STATES     OMB  APPROVAL
          OMB  Number:  3235-0058
          Expires:March  31,  2006
     SECURITIES  AND  EXCHANGE  COMMISSION     Estimated  average  burden
     WASHINGTON,  D.C.  20549     hours  per  response  .2.50

     FORM  12B-25     SEC  FILE  NUMBER

     NOTIFICATION  OF  LATE  FILING     CUSIP  NUMBER
          50247M109

(Check  one):  __Form  10-K  _  Form 20-F __Form 11-K _XForm 10-Q __  Form N-SAR
                                                       -
__Form  N-CSR

     For  Period  Ended:  June  30,  2005
___     Transition  Report  on  Form  10-K
___     Transition  Report  on  Form  20-F
___     Transition  Report  on  Form  11-K
___     Transition  Report  on  Form  10-Q
___     Transition  Report  on  Form  N-SAR
For  the  Transition Period Ended: _____________________________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART  I  -  REGISTRANT  INFORMATION

LXU  Healthcare,  Inc.
----------------------
Full  Name  of  Registrant

PrimeSource  Healthcare,  Inc.
------------------------------
Former  Name  if  Applicable

3708  E.  Columbia  Street,  Suite  110
---------------------------------------
Address  of  Principal  Executive  Office  (Street  and  Number)

Tucson,  AZ  85714-3413
-----------------------
City,  State  and  Zip  Code

PART  II  -  RULES  12B-25(B)  AND  (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
x (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 1O-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c)     The  accountant's  statement  or  other  exhibit  required  by Rule
12b-25(  c)  has  been  attached  if  applicable.

P  ART  III  -  NARRATIVE

State below in reasonable detail why Forms 1O-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach  extra  Sheets  if  Needed)


The Registrant is in the process of amending its Annual Report on Form 10-K/A for the year ended June 30, 2004, as previously filed. Subsequent to the filing of the Company's Quarterly Report on Form 10Q for the quarterly period ended September 30, 2004, the Company determined that the financial statements had certain errors and misclassifications relating to the Company's Series G Redeemable Convertible Preferred Stock. Therefore, the Registrant requires additional time to properly complete the financial statements and quarterly report on Form 10-Q for the quarterly period ending December 31, 2004.


SEC 1344 (07-03)     Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART  IV  -  OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Kimberly  J.  Decker     (717)     399-1506
--------------------     -----     --------
(Name)               (Area  Code)          (Telephone  Number)

Paul  G.  Mattaini     (717)     399-1519
------------------     -----     --------
(Name)               (Area  Code)          (Telephone  Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify  report(s).     Yes  X  No
                              -

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes NoX
  -

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                              LXU Healthcare, Inc.
                              --------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  February  11,  2005     By  /s/  Shaun  McMeans
                                   -------------------
          Shaun  McMeans,  Chief  Financial  Officer